SECURITIES AND EXCHANGE COMMISSION
                              450 Fifth Street, N.W.
                              Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
               Section 12(g) of the Securities Exchange Act of 1934
                   or Suspension of Duty of File Reports Under
                     Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                                                  Commission File No.  ______

                            THE HARRY H. POST COMPANY
              (Exact name of registrant as specified in its charter)

                               14841 Dallas Parkway
                             Dallas, Texas 75240-2100
                                  (972) 338-7000
          (Address, including zip code, and telephone number, including area code, of registrant's  principal executive offices)

         Guarantees with respect to AmeriServe Food Distribution, Inc.'s
                  10 1/8% New Senior Subordinated Notes due 2007
         Guarantees with respect to AmeriServe Food Distribution, Inc.'s
                         8 7/8% New Senior Notes due 2006
             (Title of each class of securities covered by this Form)

                                       None
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


         Rule 12g-4(a)(1)(i)     [ ]         Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(1)(ii)    [ ]         Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(i)     [ ]         Rule 12h-3(b)(2)(ii)   [ ]
         Rule 12g-4(a)(2)(ii)    [ ]         Rule 15d-6             [x]*
         Rule 12h-3(b)(1)(i)     [ ]

    Approximate number of holders of record as of the certificate or note date:  0







    Pursuant to the requirements of the Securities Exchange Act of 1934, The Harry H. Post Company has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.


    Date:  January 7, 1998       By:  /s/ Raymond E. Marshall
                                      Name:  Raymond E. Marshall
                                      Title:  President
                                              of AmeriServe Food
                                              Distribution, Inc.,
                                              successor to The Harry H. Post
                                              Company
    ____________________
    * This Form 15 is filed as a result of the merger of The Harry H. Post Company with and into AmeriServe Food Distribution, Inc., as more fully set forth in a Current Report on Form 8-K filed on December 31, 1997 by AmeriServe Food Distribution, Inc. As a result of the merger, the separate corporate existence of The Harry H. Post Company (and, accordingly, its guarantees of the securities of AmeriServe Food Distribution, Inc., referred to above) ended. AmeriServe Food Distribution, Inc. will continue to have reporting obligations pursuant to Section 15(d) of the Securities Exchange Act with respect to such securities.